UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36686

Forward Pharma A/S

(Exact name of registrant as specified in its charter)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Tel: +45 3344 4242

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value DKK 0.01 per share
American Depositary Shares, each representing 14 ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  6

Pursuant to the requirements of the Exchange Act, Forward has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Forward Pharma A/S

Date: January 17, 2023	By:	/s/ Claus Bo Svendsen
	Name:	Claus Bo Svendsen
	Title:	Chief Executive Officer